XCel Brands, Inc.

475 10th Avenue – 4th Floor

New York, NY 10018

November 12, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	XCel Brands, Inc. (the “Company”)
Registration Statement on Form S-1, as amended
File No. 333-191278 (“Registration Statement”)

Dear Sir/Madam:

The Company hereby requests that the above-referenced Registration Statement be declared effective on November 12, 2013, at 5:00 p.m., Eastern time, or as soon thereafter as is practical.

In addition, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to the delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness or Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

XCEL BRANDS, INC.

By:	/s/ James Haran
James Haran
Chief Financial Officer